BW LPG Increases All-Stock Proposal for Combination with Dorian in Transaction Valued at
$1.1 Billion

Revised Proposal Represents a 25% Premium to Dorian’s May 25, 2018 Closing Share Price

Intends to Nominate Independent, Highly Qualified Director Candidates to Stand for Election at Dorian’s 2018 Annual Meeting

OSLO – July 9, 2018 – BW LPG Limited (“BW LPG”, the “Company”, OSE ticker code “BWLPG”) today announced that it has increased its all-stock proposal to combine with Dorian LPG Ltd. (“Dorian”) (NYSE: LPG), under which Dorian shareholders would receive 2.12 BW LPG shares for each Dorian share. BW LPG also announced its intention to nominate independent, highly qualified individuals to stand for election to Dorian’s Board of Directors at Dorian’s 2018 Annual Meeting of Shareholders.

The revised proposal, which has been unanimously approved by the BW LPG Board of Directors, represents a value of $8.67 per share of Dorian common stock based on BW LPG’s closing share price of NOK 32.86 on July 6, 2018. The total equity value of the transaction is approximately $479 million and the total enterprise value is approximately $1.1 billion, including the assumption of net debt. The revised proposal represents a premium of 25% to the closing Dorian share price on May 25, 2018, the last trading day prior to the announcement of BW LPG’s initial proposal, of $6.96 per share and a premium of 19% to the long-term historical exchange ratio of Dorian and BW LPG since Dorian’s IPO.

Since announcing its initial proposal on May 29, 2018, BW LPG has had conversations with many shareholders of both companies, and the sentiment to BW LPG’s merger proposal has been overwhelmingly positive with many shareholders expressing surprise at Dorian’s refusal to engage. The combination of BW LPG and Dorian would create a leading owner and operator of modern VLGCs, and shareholders realize the significant benefits it would bring to stakeholders of both companies, including a combined fleet with better geographical coverage that will enable customers to receive improved utilization, scheduling and positioning. Dorian and its shareholders would benefit from significant synergies, increased market capitalization, and a stronger credit profile. In addition, the increased scale of the combined company would translate into additional earnings and cash flow accretion for Dorian shareholders. These benefits would better position the combined company for all potential future trading environments. The proposal is supported by BW Group, which owns 14.2% of Dorian and approximately 45% of BW LPG.

Although the Company remains open to engaging in dialogue with Dorian, BW LPG intends to nominate independent, highly qualified directors to stand for election to Dorian’s Board at its upcoming Annual Meeting.

BW LPG Chief Executive Officer, Martin Ackermann, said, “By increasing our offer at this time, we are reaffirming BW LPG’s belief that this transaction will deliver significant value to both companies’ stakeholders and that the time to act is now. It is evident from our discussions with Dorian shareholders that there is strong support for the companies to engage immediately regarding our proposed combination and capitalize on this compelling opportunity.”

Below is the text of the letter that was sent on July 9, 2018 to the Dorian Board of Directors:

Dear Dorian Board of Directors,

It has been over a month since we proposed a combination of Dorian and BW LPG. While we have made numerous attempts to engage with the Dorian management team and Dorian’s advisors, we have been surprised and disappointed by their refusal to engage with us.

We continue to believe in the merits of this transaction. In particular, we expect the transaction will bring Dorian shareholders immediate earnings accretion following closing, allow Dorian shareholders to enjoy the benefits of the substantially stronger overall credit profile of the combined company, and deliver an immediate premium to Dorian shareholders relative to both Dorian’s market price and its expected financial contribution to the combined company.

The proposed transaction would be highly accretive for Dorian’s shareholders

•	Based on consensus broker estimates, Dorian shareholders would see meaningful earnings and cash flow accretion in 2019 and 2020 following a combination of Dorian and BW LPG
•	Expected synergies, conservatively estimated at $15 million per year, would further drive value for both Dorian and BW LPG shareholders
•	More broadly, the scale of the combined company will translate into significant additional earnings and cash flow accretion for Dorian shareholders in a strong industry trading environment, and the strength of the combined company’s credit and operating profile will better enable it to weather a challenging trading environment

Dorian will benefit from a stronger credit profile as part of a combination with BW LPG

•	BW LPG’s stronger credit profile means lenders are more willing to extend credit to us at better terms, which allows us to optimize our gearing levels compared to companies with weaker credit. We fully expect that these and additional benefits will be available to the stronger combined company
•	BW LPG’s credit profile, measured in terms of liquidity and cash flow debt servicing ability, is significantly stronger compared to that of Dorian across all relevant metrics, and that strength will carry over to the combined company:
Metric	Dorian	BW LPG	Pro-forma Company
Funds Flow from Operations / Debt[1)	5.9%	8.6%	7.6%
Cash Flow from Operations / Debt(1)	7.5%	9.9%	9.0%
Interest coverage(1)(2)	2.1x	2.2x	2.2x
Available liquidity(3)	$104m	$279m	$383m
•	BW LPG’s relative credit strength is reflected in its significantly lower financing cost compared to Dorian’s. Dorian would achieve approximately $8 million of annual interest savings if it borrowed at BW LPG’s effective financing cost
•	Furthermore, Dorian’s recent refinancing in June 2018 of the DNB bridge loan via sale and leasebacks was completed at a cost of 110 basis points higher than its previous three comparable sale and leaseback transactions in November 2017, January 2018, and March 2018. In addition, in the most recent transactions, the buyers retained 55% of the sale proceeds as deposits. These arrangements for sale and leaseback transactions are atypical, and are reflective of Dorian’s credit position with lenders

The proposed transaction provides Dorian’s shareholders with an immediate premium and a larger share of the combined company relative to Dorian’s earnings contribution

•	BW LPG’s proposal already factors in the value of Dorian’s modern vessels

(1) Last twelve months up to March 31, 2018.

(2) Calculated as EBITDA / Finance Charges.

(3) Includes cash, cash equivalents, and undrawn credit facility.

•	In fact, because our proposal takes into account the age and specifications of each vessel in the two fleets, it values Dorian’s VLGCs higher then BW LPG’s on a per vessel basis. Furthermore, we have been conservative in the values ascribed to our fleet, with our vessels (of comparable age and specification) valued in our proposal at a discount to the levels achieved by Dorian in its recent sale and leaseback transactions

We continue to believe that the proposed combination of Dorian and BW LPG is a unique and compelling opportunity to maximize value for the shareholders of both companies.

Accordingly, on behalf of the BW LPG board of directors, we are presenting this revised proposal for a combination of BW LPG and Dorian, under which Dorian shareholders would receive 2.12 BW LPG shares for each Dorian share. Following BW LPG's dual-listing on the NYSE and the completion of the transaction, Dorian shareholders would own approximately 46% of the combined company.

Based on BW LPG’s share price of NOK 32.86 per share and an NOK/USD exchange rate of 8.03, our revised proposal values each Dorian share at $8.67 per share, which represents:

•	A premium of 25% to the closing Dorian share price on May 25, 2018, the trading day prior to the announcement of our original proposal, of $6.96 per share
•	A premium of 19% to the long-term historical exchange ratio of Dorian and BW LPG since Dorian’s IPO and through May 25, 2018
•	An enterprise value of approximately $1.1 billion, which, based on reported adjusted EBITDA for the financial year ended March 31, 2018, represents an enterprise value to EBITDA multiple of 14.9x

In our dialogue with Dorian shareholders, we have heard overwhelming support for this transaction. Therefore, we intend to nominate a slate of independent and highly qualified director candidates to stand for election to Dorian’s Board. We encourage Dorian shareholders to support the election of these directors with their votes.

Sincerely,

Andreas Sohmen-Pao	Martin Ackermann
Chairman of the Board of Directors	Chief Executive Officer

Citigroup Global Markets Inc. is acting as financial advisor to BW LPG and Cleary Gottlieb Steen & Hamilton LLP and Advokatfirmaet Thommessen AS are acting as legal advisors.

About BW LPG

BW LPG is the world's leading owner and operator of LPG vessels, owning and operating Very Large Gas Carriers (VLGC) and Large Gas Carriers (LGC) with a total carrying capacity of over 4 million cbm. With four decades of operating experience in LPG shipping and experienced seafarers and staff, BW LPG offers a flexible and reliable service to customers. More information about BW LPG can be found at www.bwlpg.com.

BW LPG is associated with BW Group, one of the world's leading shipping groups. BW's fleet of over 180 vessels includes oil tankers, LNG and LPG carriers, floating storage and regasification (FSRU) units, chemical tankers, dry cargo carriers and floating production storage and offloading (FPSO) units.

This information is subject to disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.

Cautionary Statement Regarding Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements include, but are not limited to, statements regarding BW LPG’s proposed business combination transaction with Dorian (including the benefits, results, effects and timing of a transaction), all statements regarding BW LPG’s (and BW LPG’s and Dorian’s combined) expected future financial position, results of operations, cash flows, financing plans, business strategy, budgets, capital expenditures, competitive positions, growth opportunities, plans and objectives of management, and statements containing the words such as “anticipate,” “approximate,” “believe,” “plan,” “estimate,” “expect,” “project,” “could,” “would,” “should,” “will,” “intend,” “may,” “potential,” “upside,” and other similar expressions.

Statements in this press release concerning the business outlook or future economic performance, anticipated profitability, revenues, expenses or other financial items, and product or services line growth of BW LPG (and the combined businesses of BW LPG and Dorian), together with other statements that are not historical facts, are forward-looking statements that are estimates reflecting the best judgment of BW LPG based upon currently available information. Such forward-looking statements are inherently uncertain, and shareholders and other potential investors must recognize that actual results may differ materially from BW LPG’s expectations as a result of a variety of factors, including, without limitation, those discussed below. The forward–looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in BW LPG’s records and other data available from unrelated parties.

Such forward-looking statements are based upon management’s current expectations and include known and unknown risks, uncertainties and other factors, many of which BW LPG is unable to predict or control, that may cause BW LPG’s actual results, performance or plans with respect to Dorian to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. These statements involve risks, uncertainties and other factors discussed below and detailed from time to time in BW LPG’s filings with the Oslo Bors contained on BW LPG’s website.

Risks and uncertainties related to the proposed transaction with Dorian include, but are not limited to, uncertainty as to whether BW LPG will further pursue, enter into or consummate the transaction on the terms set forth in the proposal or on other terms, potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction, uncertainties as to the timing of the transaction, adverse effects on BW LPG’s stock price resulting from the announcement or consummation of the transaction or any failure to complete the transaction, competitive responses to the announcement or consummation of the transaction, the risk that regulatory or other approvals required for the consummation of the transaction are not obtained or are obtained subject to terms and conditions that are not anticipated, costs and difficulties related to the integration of Dorian’s businesses and operations with BW LPG's businesses and operations, the inability to obtain, or delays in obtaining, cost savings and synergies from the transaction, unexpected costs, liabilities, charges or expenses resulting from the transaction, litigation relating to the transaction, the inability to retain key personnel, and any changes in general economic and/or industry specific conditions.

Many of these factors are beyond BW LPG’s control. BW LPG cautions investors that any forward-looking statements made by BW LPG are not guarantees of future performance. BW LPG disclaims any obligation to update any such factors or to announce publicly the results of any revisions to any of the forward-looking statements to reflect future events or developments.

Additional Information

This press release is provided for informational purposes only and does not constitute an offer to purchase or sell or the solicitation of an offer to purchase or sell any securities. In connection with the solicitation of proxies for Dorian’s 2018 Annual Meeting of Shareholders (including any adjournment or postponement thereof and any meeting of Dorian’s stockholders that may be called in lieu thereof, the “Annual Meeting”), BW LPG intends to file a proxy statement on Schedule 14A (the “BW LPG Proxy Statement”) with the Securities and Exchange Commission (the “SEC”). Subject to future developments, BW LPG may file a registration statement and/or exchange offer documents with the SEC in connection with a possible business combination transaction with Dorian. Investors and security holders of BW LPG and Dorian are urged to read the BW LPG Proxy Statement and any registration statement(s), exchange offer document(s), and other documents filed with the SEC carefully in their entirety if and when they become available as they will contain important information about the Annual Meeting and/or any proposed transaction. When completed, the BW LPG Proxy Statement and accompanying WHITE proxy card will be mailed to stockholders of Dorian. Investors and security holders will be able to obtain copies of the BW LPG Proxy Statement (if and when available), without charge, at the SEC’s website, http://www.sec.gov.

Participants in Solicitation

BW Group Limited, BW Euroholdings Limited, BW LPG and certain of their respective directors and executive officers and the individuals nominated by BW LPG for election to Dorian’s Board of Directors may be deemed to be participants in any solicitation of proxies from Dorian’s stockholders in connection with the Annual Meeting and/or the proposed transaction, as applicable, under the rules of the SEC. Information about the participants, including a description of their direct and indirect interests, by security holdings or otherwise, will be available in the BW LPG Proxy Statement. You can obtain free copies of these documents from BW LPG’s investor relations department or MacKenzie Partners, Inc., BW LPG’s proxy solicitor. Investors may obtain additional information regarding the interest of such participants by reading the BW LPG Proxy Statement if and when it becomes available.

Investor Contacts:

BW LPG

Elaine Ong, CPA, CA

Chief Financial Officer

BW LPG Limited

Tel: +65 6705 5506

MacKenzie Partners, Inc.
Paul R. Schulman / David Whissel / Bob Marese

Tel: +1 212-929-5364

Media Contacts:

Joele Frank, Wilkinson Brimmer Katcher

Andy Brimmer / Andrew Siegel / Matthew Gross

Tel: +1 212-355-4449